SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

And For the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Cincinnati, Ohio

June 27, 2008

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets

Investments, at fair value	$458,093,040	$458,179,206

Receivable:
Participant contributions	1,432,016	1,375,638
Employer contributions	607,431	606,395

Net assets available for benefits, at fair value	460,132,487	460,161,239
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	173,593	277,397

Net assets available for benefits	$460,306,080	$460,438,636

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions:
Participant contributions	$33,249,852
Employer contributions	14,308,664
Rollover contributions	3,159,239
Dividend and other income	27,906,489

Total additions	78,624,244

Deductions:
Benefits paid to participants	54,406,461
Administrative expenses	147,047
Net depreciation in fair market value of investments	24,203,292

Total deductions	78,756,800

Net decrease	(132,556)

Net assets available for benefits at beginning of year	460,438,636

Net assets available for benefits at end of year	$460,306,080

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”) and related companies including Convergys Information Management Group Inc., and Convergys Customer Management Group Inc., each individually a “Participating Company,” who are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to *100% of the first 3% of eligible compensation contributed plus 50% of the next 2% of eligible compensation contributed by Participants if they have completed at least one year of credited service. The matching Participating Company contributions are invested in the same investment options as the Participants’ contributions.

Participants age 50 and older (and those who will turn age 50 by December 31st of a given plan year), may take advantage of IRS catch up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits.

*	On 4/1/2008, the Plan was amended to 100% of the first 5%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, other than participants’ loans, are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”),” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$(2,615,691)
Common stock	(21,587,601)

$(24,203,292)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2007	2006
Common Stock:
Convergys Corporation	$48,764,831	$85,170,560
Mutual Funds:
Fidelity Equity Income Fund	30,191,192	31,079,514
Fidelity Diversified International Fund	51,957,107	43,448,569
Fidelity Dividend Growth Fund	50,682,676	60,619,885
Fidelity Puritan Fund	24,544,456	22,912,432
Spartan U.S. Equity Index Fund	24,971,060	25,441,260
Rainier Small/Mid Cap Value	37,170,675	28,724,961
Common/Collective Trust:
Fidelity Managed Income Portfolio	28,613,837	27,877,205

The Fidelity Managed Income Portfolio (MIP) meets the definition of a fully benefit-responsive investment contract. The MIP invests typically in fixed-income securities or bond funds that may include futures contracts and swap agreements. The underlying assets and wrap contracts purchased by the MIP are designed to pay all participant-initiated transactions at contract value.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Assets available for benefits per the financial statements	$460,306,080	$460,438,636
Amounts allocated to withdrawn participants	(1,210,506)	(314,577)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(173,593)	(277,397)

Assets available for benefits per Form 5500	$458,921,981	$459,846,662

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2007
Benefits paid to participants per the financial statements	$54,406,461
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	1,210,506
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	(314,577)

Benefits paid to participants per the Form 5500	$55,302,390

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

Convergys Corporation Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2007

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
*Convergys Corporation Shares Fund	2,962,626 shares	$48,765,908
Cincinnati Bell Shares Fund	772,967 shares	3,673,294

		52,439,202
Mutual Funds
*Fidelity Cash Reserve Fund	64,379 shares	64,379
*Fidelity Diversified International Fund	1,302,183 shares	51,957,107
*Fidelity Dividend Growth Fund	1,723,901 shares	50,682,676
*Fidelity Equity Income Fund	547,338 shares	30,191,192
*Fidelity Freedom 2000 Fund	44,127 shares	545,854
*Fidelity Freedom 2005 Fund	15,495shares	182,681
*Fidelity Freedom 2010 Fund	354,431 shares	5,252,673
*Fidelity Freedom 2015 Fund	205,009 shares	2,556,466
*Fidelity Freedom 2020 Fund	553,430 shares	8,749,725
*Fidelity Freedom 2025 Fund	318,469 shares	4,197,419
*Fidelity Freedom 2030 Fund	471,266 shares	7,785,310
*Fidelity Freedom 2035 Fund	284,191 shares	3,887,729
*Fidelity Freedom 2040 Fund	464,811 shares	4,522,608
*Fidelity Freedom 2045 Fund	38136 shares	432,839
*Fidelity Freedom 2050 Fund	35, 151 shares	401,773
*Fidelity Freedom Income Fund	214,183 shares	2,452,394
*Fidelity Growth Company Fund	266,772 shares	22,136,700
*Fidelity High Income Fund	605,858 shares	5,216,440
*Fidelity Managed Income Portfolio	28,613,837 shares	28,440,244
*Fidelity Puritan Fund	1,289,777 shares	24,544,456
Davis NY Venture Fund	213,203 shares	8,624,070
Hotchkis & Wiley Mid Cap Value I Fund	657,696 shares	13,476,182
MS Small Company Growth Portfolio B Fund	702,457 shares	9,216,242
Participant Self-Directed Brokerage Accounts		21,308,514
PIMCO Total Return Fund	1,591,610 shares	17,014,311
Rainier Small/Mid Cap Value Fund	928,570 shares	37,170,675
Royce Total Return Fund	651,239 shares	8,420,515
*Spartan U.S. Equity Index Fund	481,138 shares	24,971,060

		394,402,234
Loans
Loans to participants		11,251,604

		$458,093,040

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	Convergys Corporation Employee Benefits Committee

	By:	/s/ Timothy M. Wesolowski
Timothy M. Wesolowski, Senior Vice President, Controller and Treasurer

Date: June 24, 2008